Exhibit 12

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	December 31,
	2001	2002	2003	2004	2005
Income before income tax expense	$954	11,923	79,772	99,761	106,024
Equity in losses of equity-method investees	—	347	618	615	42

Net income before equity in losses of equity- method investees	954	12,270	80,390	100,376	106,066

Add fixed charges:
Interest expense including amortization of debt issuance costs	50,363	44,842	26,397	30,952	26,548
Estimate of interest within rental expense	3,647	3,723	4,071	5,116	4,208
	54,010	48,565	30,468	36,068	30,756
Adjusted earnings	54,964	60,835	110,858	136,444	136,822

Ratio of earnings to fixed charges (1)	1.0	1.3	3.6	3.8	4.4

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.